

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Yuanqin (Terence) Chen
Chief Financial Officer
China New Borun Corp.
Bohai Industrial Park, Yangkou Town
Shouguan, Shandong
People's Republic of China 262715

> **Re:** **China New Borun Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 6, 2012**
> **Correspondence submitted March 25, 2013**
> **File No. 001-34754**

Dear Mr. Chen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating Financial Review and Prospectus, page 66

1.   We partially reissue comment 2 of our letter dated March 5, 2013. Please revise your discussion of the cost of corn in Management's Discussion and Analysis (pages 69, 75, and where appropriate) to quantify your average per-unit cost on a year-to-year basis.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Inventories, page F-11

2.   We note in your response to comment three of our letter dated March 5, 2013 that you believe ASC 835-20-15-6(g) is not applicable as the Company does not pay the bank directly for interest on bank loans between the granaries and ADB for corn purchased by the granaries on your behalf from local farmers. Please advise us of the following:

- Further explain to us the basis for your conclusion that ASC 835-20-15-6(g) only applies to interest that is paid directly to a bank, and cite the generally accepted accounting guidance that supports your conclusion.

- Confirm our understanding that the Company has knowledge of the significant terms and outstanding balances of the granaries' bank loans that are guaranteed by the Company (page 80 and F-26) and, if so, explain to us why you are unable to determine the interest expense incurred on such loans.

- Given that interest shall not be capitalized for inventories under U.S. GAAP and your knowledge of the loans obtained by the granaries for corn purchases made on your behalf under the framework agreements, also tell us why you do not separately request and obtain from the granaries the amount of interest expense that the granaries incur on your behalf in order to comply with the requirements of ASC 835-20-15-6(g).

Advances to Suppliers

3.   We note the sample framework agreement attached as Annex A to your response dated March 25, 2013. In your next response please provide us with a courtesy copy of an executed framework agreement with local granaries that is translated into English. Also tell us when the title to the inventory purchased under the framework agreements legally passes to the Company, and whether you pay the input VAT on corn purchases from granaries at the time you enter into the framework agreement or at the time of delivery

4.   We note in your response to comment four of our letter dated March 5, 2013 that under the framework agreements, the purchase price is established upon delivery to the Company, it is not a pre-determined price and that when the Company receives the corn it is charged by the granaries the spot price on the delivery day plus additional costs. We further note the following Form 20-F disclosures that appear to contradict the statements in your response that the granaries charge you the spot price for corn on the delivery day:

- On page 43 you disclose that framework agreements with local granaries supply corn at prices which you believe to be historically below the spot market price in the off season and during times of high prices caused by volatility.

- On page 54 you disclose that your purchase requests state quantity and purchase price which are determined by reference to the then prevailing market prices.

- On page 68 you disclose that the supply contracts provide you access to corn at prices which you believe have historically been below the spot market price in the off-season and times of high price volatility; and that these arrangements allow you to purchase corn at a lower price during the harvest season and to transport the corn to your facility to meet your production needs during the non-harvest season.

To the extent that the purchase price is the spot price at delivery of the corn to the Company in the non-harvest season plus additional costs, please amend your December 31, 2011 Form 20-F to revise the disclosures that state otherwise and also revise to clearly discuss your additional costs under the framework agreements (i.e. storage, financing, shipping and handling) that you would not have incurred if you simply purchased corn on the open market during the non-harvest season. Alternatively, provide us with your detailed analysis of both characteristics in ASC 470-40-15-2 and of Case B in ASC 470-40-55-6 to 55-8 to arrive at your conclusion that the framework arrangements do not represent product financing arrangements.

Value-Added Tax

5.   We note your proposed VAT accounting policy disclosures provided in response to comments five and six of our letter dated March 5, 2013. Given the significance of the VAT included in your accounts receivable as of December 31, 2010 and 2011 and that the amount of output VAT in excess of input VAT already paid must be transmitted to the taxing authority upon your receipt from customers, please expand your draft disclosure to clearly state the amount of VAT that is included in your accounts receivable as of each balance sheet date and also confirm to us that you will continue to include such disclosure in future filings.

6.   We note in your response to comment six of our letter dated March 5, 2013 that in some circumstances, the Company may have purchased a high volume of goods in a given period with the result that the amount of input VAT for the period exceeds the amount of output VAT for the period and hence the amount of output VAT on sales is insufficient to deduct the full amount of input VAT. We further note that you associate the January 1, 2011 input tax credit of RMB 13,901,592 to this circumstance. Please advise us of the following:

- Tell us whether the high volume corn purchases during 2010 were made through farmers or granaries.

- Tell us where the high volume of corn purchased during 2010 that remained unsold and in inventory as of December 31, 2010 was recorded on your balance sheet. Also reconcile these high volume purchases to your disclosure on page 54 that states you generally maintain an inventory of about half a month's corn requirement at your Shouguang and Daqing facilities.

- Tell us why you do not disclose these high volume purchases of corn, along with a discussion of the effects on ending inventory, the VAT payable balance and your results of operations in your Form 20-F.

7. Please tell us how the net VAT (i.e. output VAT payable less input VAT previously paid upon purchase of raw materials) that the Company owes on the uncollected output VAT of RMB 39,145,081 included in accounts receivable as of December 31, 2011 is factored into your total VAT payable balance of RMB 899,441 as of December 31, 2011. To the extent that you also purchased a high volume of corn during 2011 that remained unsold and in inventory as of December 31, 2011 or if any corn purchased in 2010 still remained in inventory as of December 31, 2010, please revise your Form 20-F to include disclosure of these high volume purchases of corn, along with a discussion of the effects on inventory, the VAT payable balance and your results of operations, as applicable.

8. Please advise us of the following with respect to Annex A provided in response to our letter dated December 27, 2012:

- Tell us the length of the corn harvest season. Also quantify for us the amount of your fiscal 2011 production that was sourced through framework agreements during the 2011 non-harvest season and reconcile this to Annex A of your response in which it appears that approximately 67% of your 2011 purchases of corn at Daqing and Shouguang were from granaries.

- Tell us what the RMB 125,128,204.75 presented as fixed assets under Shandong Borun represents, and where the associated VAT is included in the Shandong Borun reconciliation.

- Tell us how you arrived at the input VAT of RMB 156,081,456 for Shandong Borun. In this regard, we could not recalculate to this amount based on the information provided in your response.

Consumption Tax

9.   We note in your response to comment eight of our letter dated March 5, 2013 that the consumption tax is not borne by your customers. Please clearly disclose your accounting policy for consumption tax in future filings, including a discussion of where you record the consumption tax expense and consumption tax payable in your financial statements. Also quantify for us the amount of consumption tax that you incurred during fiscal 2010 and 2011 and the amount of consumption tax payable as of December 31, 2010 and 2011 and, to the extent significant, also confirm to us that you will disclose this information in future filings.

Segment Reporting, page F-9

10.   We note in your response to comment eight of our letter dated March 5, 2013 that you are not able to separately calculate gross margin for each product as no discrete financial information is available for corn and other costs by product; that corn cost cannot be separately allocated to each product and your product gross margins disclosures are merely calculated by sales volume percentages; and it is not practicable for you to segregate cost of sales by product and therefore any measure you would use to attempt to estimate a gross profit margin by product would not be meaningful. We further note in your response to comment nine that no discrete financial information is available for your different products. Please explain to us your basis for disclosing this information to financial statement users given that you are unable to calculate gross margin for each product.

- On page 40 you disclose that you "shift our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B alcohol as well, which commands higher prices and yields higher gross profit margins."

- On page 44 you disclose "We will shift our product mix to higher grade and higher margin edible alcohol, as well as increase the profitability of our products."

- On page 45 you disclose "It is our intention that our future facilities will produce Grade A and Grade B edible alcohol which currently have higher gross profit margins than Grade C edible alcohol."

- On page 70 you disclose gross profit margin will improve by "Focusing on higher quality products sold to higher tier customers which will allow us to command higher margins."

      You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining